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                           UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549


                           SCHEDULE 13D
             Under the Securities Exchange Act of 1934
                     (Amendment No. ________)*




                     THE PRESTIGE GROUP.NET, INC.
            --------------------------------------------
                         (Name of Issuer)

                  Common Stock, $0.001 par value
            --------------------------------------------
                  (Title of Class of Securities)

                           74111V 20 1
            --------------------------------------------
                          (CUSIP Number)

                         Douglas G. Gregg
                 4610 So. Ulster Street, Suite 150
                      Denver, Colorado 80237
                          (720) 528-7303
        ---------------------------------------------------
           (Name, Address and Telephone Number of Person
         Authorized to Receive Notices and Communications)

                           July 16, 2002
        ---------------------------------------------------
      (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition that is the subject of this Schedule
13D, and is filing   this schedule because of 240.13d-1(e),
240.13d-1(f) or 240.13d-1(g), check the following box. [   ]



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CUSIP No.    74111V 20 1
            ------------
--------------------------------------------------------------------------

          1.  Names of Reporting Persons. I.R.S. Identification
Nos. of above persons  (entities only).
                    Douglas G. Gregg
                 -----------------------
--------------------------------------------------------------------------

     2.  Check the Appropriate Box if a Member of a Group (See
Instructions)

          (a)            n/a
              -------------------
          (b)            n/a
              -------------------
--------------------------------------------------------------------------

          3.  SEC Use Only
                           -----------------------------
--------------------------------------------------------------------------

     4.  Source of Funds (See Instructions)       AF
                                            -----------------
--------------------------------------------------------------------------

     5.  Check if Disclosure of Legal Proceedings Is Required
Pursuant to Items 2(d) or 2(e)
                               --------
--------------------------------------------------------------------------

     6.  Citizenship or Place of Organization    United States
                                              ----------------------
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Number of      7.  Sole Voting Power             2,660,000
Shares                                       ------------------
Beneficially   8.  Shared Voting Power                -0-
Owned by                                     ------------------
Each           9.  Sole Dispositive Power        2,660,000
Reporting                                    ------------------
Person With   10.  Shared Dispositive Power           -0-
                                             ------------------
--------------------------------------------------------------------------

      11.  Aggregate Amount Beneficially Owned by Each Reporting Person
                  2,660,000
                -------------
--------------------------------------------------------------------------

      12.  Check if the Aggregate Amount in Row (11) Excludes
Certain Shares (See Instructions)
                                  -------------
--------------------------------------------------------------------------

      13.  Percent of Class Represented by Amount in Row (11)   60.92%
                                                              ----------
--------------------------------------------------------------------------

      14.  Type of Reporting Person (See Instructions)   IN
                                                       ---------
--------------------------------------------------------------------------



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Item 1.   Security and Issuer.

     Common Stock, $0.001 par value
     The Prestige Group.Net, Inc.
     4610 So. Ulster Street
     Suite 150
     Denver, CO 80237


Item 2.  Identity and Background.

     (a)  Douglas G. Gregg

     (b)  4610 So. Ulster Street
          Suite 150
          Denver, CO 80237

          (c)  Chairman, President and Chief Executive Officer of
The Prestige Group.Net, Inc.

     (d) During the last five years, Mr. Gregg has not been convicted in a criminal proceeding.

     (e) During the last five years, except as set forth hereinbelow, Mr. Gregg was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Between December 1996 and his resignation in May 1997, Mr. Gregg served as Treasurer and a director of LaserVend, Incorporated ("LaserVend"), a manufacturer of software vending machines. Following LaserVend's cessation of its business operations in June 1997, certain of its shareholders commenced litigation against all of LaserVend's directors and officers, including Mr. Gregg, as well as against certain of LaserVend's employees. Plaintiffs claims were for an aggregate of approximately $290 thousand, plus attorneys fees and interest. In the lawsuit styled, Earl F. Carter, et al.
          vs. Cybertech International Corp., a Utah corporation, LaserVend, Inc., et al., United States District Court, District of Utah, Central Division, Civil No. 2:97CV
          0542G, plaintiffs alleged that each defendant had violated the Securities Act of 1933, the Utah Uniform Securities
          Act, the Securities Exchange Act of 1934, and engaged in fraudulent conduct and/or negligent misrepresentation. Plaintiffs also alleged causes of action against LaserVend for breach of contract and money had and received.
          Plaintiffs brought a motion for summary judgment that no defendant opposed, with the sole exception of Mr. Gregg, who represented himself in opposing the motion. The Court granted the motion as to each defendant (except for LaserVend and two individual defendants, who had filed for bankruptcy protection prior to the granting of the motion). As a result of the Court's action, a judgment was entered against each defendant who had not previously filed for bankruptcy protection, the amount of which judgment, following the Utah statutory scheme, was trebled and resulted in a total judgment of approximately $1.3 Million against all remaining defendants, each of whom, with the exception of Mr. Gregg, it is believed thereafter filed for bankruptcy protection. Shortly after a procedural appeal filed by Mr. Gregg, also without counsel, was denied, in December 2001, plaintiffs and Mr. Gregg reached an out-of-court settlement, as a result of which Mr. Gregg agreed to tender $30,000 to plaintiffs during a three-year period, which sum was equivalent to the compensation that he had received from LaserVend during his tenure as its Treasurer.

     (f)  Mr. Gregg is a citizen of the United States.



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Item 3.   Source and Amount of Funds or Other Consideration.

     The consideration for the acquisition from Ashford Capital LLC of the 2,660,000 shares of common stock, $0.001 par value, of The Prestige Group.Net, Inc. (the "Company"), totaled $326,000.00 and was represented by a Secured Promissory Note of Airline Communications, Ltd. ("Airline") and Woodlands S.A. Financial Services, Inc. ("Woodlands"). Mr. Gregg is the President, Secretary and a Director of Airline. Woodlands is a third party affiliated with Mr. Gregg and the Company.


Item 4.   Purpose of Transaction.

     The purpose for the acquisition of the securities of the issuer was to acquire a controlling interest in the capital stock of the issuer. The reporting person currently has no plans or proposals that relate to or would result in:

     (a) The acquisition by any persons of additional securities of the issuer, or the disposition of securities of the issuer;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

     (c) A sale of a material amount of assets of the issuer or any of its subsidiaries;

     (d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any vacancies on the board, except that on July 16, 2002, the then directors and management of the issuer resigned and Mr. Gregg and Paul S. Sidey were elected directors and executive officers of the issuer.

     (e) Any material change in the present capitalization or dividend policy of the issuer;

     (f) Any other material change in the issuer's business or corporate structure;

     (g) Changes in the issuer's character, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

     (h) Causing the common stock of the issuer to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, specifically the OTC-BB;

     (i) Causing the common stock of the issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

     (j)  Any other action similar to any of those enumerated above;

     provided that, the reporting person, in his capacity as Chairman, President and Chief Executive Officer of the issuer, reserves the right to take any action, including those enumerated above, which is deemed to be in the best interest of the issuer and which action is approved by the
     Board   of  Directors  of  the  issuer.  Further  information
     concerning the acquisition of the issuer's stock by Airline and the purpose of the transaction is contained in Item 5 of the issuer's Current Report on Form 8-K/A dated July 16, 2002, filed with the Securities and Exchange Commission on July 26, 2002, which is hereby incorporated by this reference



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Item 5.   Interest in Securities of the Issuer.

     (a) By means of his serving as a director and executive officer of Airline, Mr. Gregg is deemed to have a beneficial interest in the 2,660,000 shares of the Company's common stock acquired by Airline. This represents 60.92% of all shares of the Company's common stock at the time of the acquisition. Mr. Gregg has no other interest, either of record or beneficially in the common stock of the Company.

     (b) By means of his serving as a director and executive officer of Airline, Mr. Gregg currently has sole power to vote or to direct a vote and sole power to dispose or to direct the disposition of such 2,660,000 shares of the Company's common stock. Mr. Gregg does not possess any shared power to vote or to direct the vote, or shared power to dispose or to direct the disposition of any securities of the Company.

     (c)  Not applicable.

     (d)  Not applicable.

     (e)  Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with
          Respect to Securities of the Issuer.

     Not Applicable.


Item 7.   Exhibits.

     1. Purchase Agreement by and between Ashford Capital LLC and Airline Communications, Inc. dated June 13, 2002,
          which   was  filed  with  the  Securities  and  Exchange
          Commission  on  July 26, 2002, as Exhibit  99.1  to  the
          Company's   Current  report  on  Form  8-K/A,  is   hereby
          incorporated by this reference

     2. Secured Promissory Note of Airline Communications, Inc. and Woodlands S.A. Financial Services, Inc. dated July 16, 2002, which was filed with the Securities and Exchange Commission on July 26, 2002, as Exhibit 99.2 to the Company's Current report on Form 8-K/A, is hereby incorporated by this reference

     3.   Security  Agreement  by  and among Ashford  Capital  LLC,
          Airline   Communications,  Inc.   and   Woodlands   S.A.
          Financial Services, Inc. dated July 16, 2002, which was filed with the Securities and Exchange Commission on July 26, 2002, as Exhibit 99.3 to the Company's Current report on Form 8-K/A, is hereby incorporated by this reference






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                             SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


          July 26, 2002
Date


          /s/ Douglas G. Gregg
--------------------------------
Signature


          Douglas G. Gregg
--------------------------------
Name/Title










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